March 24, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Loan Lauren Nguyen
Anuja Majmudar
Ethan Horowitz
Jennifer O’Brien
John Hodgin
Sandra Wall

Re:	Falcon Minerals Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 9, 2022
File No. 001-38158

Ladies and Gentlemen:

On behalf of Falcon Minerals Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the revised Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated March 8, 2022, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

Questions and Answers about the Merger and the Special Meeting, page 9

1.

Please revise or add a new question and answer to disclose the ownership interests following the merger. In this regard, we note that Falcon shareholders will experience substantial dilution and will hold only a minority share position in the Post-Combination Company.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 15 of the Amended Proxy Statement.

March 24, 2022

What will Falcon stockholders receive in the Merger?, page 10

2.

Please clarify, if true, that the Falcon warrant holders will retain the warrants they currently own. We note the disclosure on the cover page that the warrants will be listed on Nasdaq under a new symbol.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 10 of the Amended Proxy Statement.

Summary of the Proxy Statement

Related Agreements

Registration Rights Agreement, page 23

3.

We note that you entered into a registration rights agreement with Royal Resources and DPM Members that will require you to register the resale under the Securities Act shares of Falcon Class A Common Stock held by them. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 24, 180 and 243 of the Amended Proxy Statement.

Risk Factors, page 39

4.

We note that the Third Amended and Restated Certificate of Incorporation will include an exclusive forum provision which designates the Court of Chancery of the State of Delaware to be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation, provided, however, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware with subject matter jurisdiction over the matter. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 73 and C-13-C-14 of the Amended Proxy Statement.

March 24, 2022

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

Transaction Adjustments, page 79

5.	Please tell us about the factors that underlie the preliminary allocation to Unproved oil and gas properties on a pro forma basis.

Response: Desert Peak examines several different factors prior to allocating value to unproved oil and gas properties. First, it examines the total consideration transferred. From this amount, it calculates the value that should be attributable to proved reserves based on the relevant pricing data and discount factors for future net cash flows. As a matter of practice, Desert Peak does not estimate probable and possible reserves. After Desert Peak determines the value of the proved reserves, it examines unproved properties. Desert Peak’s engineering department, with input from its land department, conducts geological and engineering assessments to determine the number of total potential drilling locations on such properties. Based on those assessments, Desert Peak estimates the number of prospective locations that remain on the properties. Desert Peak then calculates the number of unproved net royalty acres and compares the unproved property value per net royalty acre to transactional detail from similar transactions to confirm the value allocated to unproved properties is reasonable. The Company has revised the Amended Proxy Statement to describe this process. Please see page 259 of the Amended Proxy Statement.

6.	Tell us why pro forma adjustment C is not reflected as a nonrecurring adjustment in the pro forma condensed consolidated combined statements of operations.

Response: The Company has revised the Amended Proxy Statement to reflect adjustment C in the pro forma condensed consolidated combined statements of operations. Please see page 81 of the Amended Proxy Statement.

7.

We note that pro forma adjustments D, E, and F include the assumption that Falcon Class C Shares and Falcon Partnership Units will be classified as temporary equity in the Post- Combination Company due to the cash redemption features of these instruments. Revise to describe the material terms of the cash redemption features.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 80-81 of the Amended Proxy Statement.

8.	Tell us how your pro forma information reflects the planned reverse stock split of the Falcon Common Stock prior to the proposed merger.

Response: The information in the pro forma condensed consolidated combined balance sheet and statements of operations gives effect to the reverse stock split of the Falcon Common Stock prior to the proposed merger. The Company has revised the notes to the pro forma financial statements to clarify in certain instances the impact of the planned reverse stock split. Please see pages 74 and 81 of the Amended Proxy Statement.

9.	If material, clarify how Falcon’s outstanding warrants will be treated as part of the proposed merger.

Response: Following the completion of the Merger, the Falcon warrants will remain outstanding. However, as a result of the Falcon Reverse Stock Split, the outstanding warrants will be adjusted such

March 24, 2022

that four Falcon warrants will become exercisable for one share of the Post-Combination Company’s Class A Common Stock at an exercise price of approximately $46 per share of the Post-Combination Company’s Class A Common Stock. The Company has revised the Amended Proxy Statement accordingly. Please see pages 10 and 74 of the Amended Proxy Statement. Further, upon completion of the Merger, the Falcon warrants will continue to be treated as liability classified financial instruments under ASC 815-40 Derivatives and Hedging – Contracts in Entity’s Own Equity.

10.

We note that executive officers will be granted one-time equity-based awards under the Incentive Plan Proposal. Tell us how you considered providing a nonrecurring pro forma adjustment to reflect this grant.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 80 and 82 of the Amended Proxy Statement.

Background of the Merger, page 114

11.

You state that on November 10, 2021, a representative of Falcon received an e-mail inquiry from a representative of Desert Peak indicating an interest in delivering a proposal for a business combination. Please clarify whether Desert Peak initiated the indication of interest and revise your disclosure to identify the individuals that participated in this indication of interest. In addition, we note that on November 11, 2021, a representative of Falcon received a proposal from representatives of Desert Peak. Please expand your disclosure to describe how the parties determined the merger consideration.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 133-134 of the Amended Proxy Statement.

The Merger

Financial Analyses, page 135

12.

Revise to clarify the meaning of the implied pro forma Post-Combination Company ownership ranges and to explain why different ranges were used for different elements of the valuation analyses performed.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 150 of the Amended Proxy Statement.

The Merger

Opinion of Houlihan Lokey Capital, Inc., page 135

13.

We note that Houlihan Lokey reviewed “certain data for selected publicly-traded royalty and mineral companies, that Houlihan Lokey deemed relevant.” Please revise to state the criteria the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 149 of the Amended Proxy Statement.

March 24, 2022

14.

We note Houlihan Lokey’s statement that the opinion was furnished solely for the use of the Transaction Committee (solely in its capacity as such) in connection with its evaluation of the Merger Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Please disclose, if true, that the financial advisor has consented to the use of its opinion in your proxy statement.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 147 of the Amended Proxy Statement.

Miscellaneous, page 140

15.	Please revise to disclose any compensation received or to be received as a result of the relationships among Houlihan Lokey and the parties pursuant to Item 1015 of Regulation M-A.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 153 of the Amended Proxy Statement.

Certain Unaudited Forecasted Financial Information, page 141

16.

Please provide us with information supporting the changes in net production for the periods presented for Falcon and Desert Peak. In addition, tell us the basis used for the price assumptions for Desert Peak for 2022 through 2026.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 156-158 of the Amended Proxy Statement.

Amendment to Falcon OpCo Partnership Agreement, page 162

17.

We note the disclosure that Falcon and Desert Peak will cooperate in good faith to amend the Falcon OpCo Partnership Agreement, effective as of the Merger Effective Time. Expand your disclosure to describe the tax and related structuring matters which will be included in the amended Falcon OpCo Partnership Agreement. We note the crossreference to the Amended and Restated Limited Liability Company Agreement of Desert Peak LLC.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 176 of the Amended Proxy Statement.

18.	Please include a form of the amended and restated Falcon OpCo Partnership Agreement or explain to us why this is not material to investors.

Response: The Company acknowledges the Staff’s comment and will include a form of the amended and restated Falcon OpCo Partnership Agreement as an annex in a subsequent amendment to the Proxy Statement.

Information About Desert Peak

Crude Oil, Natural Gas and NGLs Data, page 175

19.	Expand the disclosure to identify the preparer of the estimates of proved reserves for the Chambers Acquisition. Refer to Item 1202(a)(7) of Regulation S-K.

March 24, 2022

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 191 of the Amended Proxy Statement.

Acreage, page 180

20.

Expand the disclosure to provide information relating to material amounts of undeveloped acreage subject to expiration, e.g. associated with royalty and overriding royalty interests. Refer to Item 1208(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that Desert Peak does not have working interests in any acreage. Accordingly, the Company respectfully submits that Desert Peak does not own any gross or net acres as defined by Item 1208(c) of Regulation S-K. As noted on page 49 of the Proxy Statement, if the lease governing any of Desert Peak’s mineral interests expires or terminates, all mineral rights revert back to Desert Peak. Also as noted on page 49 of the Proxy Statement, if the lease underlying any of Desert Peak’s overriding royalty interests (“ORRIs”) expires or terminates, Desert Peak’s ORRIs that are derived from such lease will also terminate. As of December 31, 2021, ORRIs comprised approximately 13% of Desert Peak’s net royalty acres. The Company has revised the Amended Proxy Statement to clarify these points. Please see pages 195-196 of the Amended Proxy Statement.

Drilling Results, page 180

21.

Expand the disclosure to provide the total number of gross and net productive wells as of December 31, 2020 comparable to the information presented on page 193. Refer to Item 1208(a) of Regulation S-K and the comment below regarding the disclosure of such wells expressed separately as the number of productive oil wells and the number of gas wells.

Response: The Company respectfully directs the Staff’s attention to page 180 of the Proxy Statement, where the Company notes that Desert Peak does not own any working interests in any wells other than one plugged and abandoned well. Accordingly, Desert Peak does not own any gross or net wells as such terms are defined by Item 1208(c) of Regulation S-K. As noted in the Staff’s comment, page 193 of the Proxy Statement includes information regarding the number of gross wells on Desert Peak’s acreage and expresses an implied number of net wells based on its net revenue interest per well. The Company has revised the Amended Proxy Statement to include this information. Please see page 195 of the Amended Proxy Statement. The Company also advises the Staff that Desert Peak does not separately track the number of productive oil wells and gas wells on its acreage and, as such, the Company cannot present this requested information.

22.	Expand the disclosure to provide the number of net productive development and exploratory wells drilled during each of the last two fiscal years. Refer to Item 1205 of Regulation S-K.

Response: The Company respectfully advises that, as noted in the response to Comment #21 above, Desert Peak does not own any working interests in any wells other than one plugged and abandoned well. Because it does not own working interests, Desert Peak has not been responsible for, nor has it contributed to, any exploratory or development activities on its acreage during the last two fiscal years. While Desert Peak knows the number of producing horizontal wells on its acreage as of the end of each of the last two fiscal years, which was disclosed on page 193 of the Proxy Statement and is disclosed on page 195 of the Amended Proxy Statement, the Company respectfully advises the Staff that Desert Peak does not separately track the number of development and exploratory wells drilled on its acreage and, as such, the Company cannot present the requested information.

March 24, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Desert Peak

Production and Operations, page 192

23.

Expand the disclosure of the total number of gross and net productive wells to additionally provide the number of gross and net productive oil wells and the number of gross and net productive gas wells as of December 31, 2020. Refer to Item 1208(a) of Regulation S-K.

Response: The Company respectfully advises that, as noted in the response to Comment #21 above, Desert Peak does not own any working interests in any wells other than one plugged and abandoned well. Accordingly, Desert Peak does not own any gross or net wells as such terms are defined by Item 1208(c) of Regulation S-K. While Desert Peak included the number of producing horizontal wells on its acreage and an equivalent number of net producing horizontal wells based on its net revenue interest per well on page 193 of the Proxy Statement and page 195 of the Amended Proxy Statement, the Company respectfully advises the Staff that Desert Peak does not separately track the number of productive oil wells and gas wells on its acreage and, as such, the Company cannot present the requested information.

Kimmeridge Mineral Fund, LP

Notes to Consolidated Financial Statements

Note 15 Supplemental Oil and Gas Information (Unaudited)

Analysis of Changes in Proved Reserves, page F-28

24.

Expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type to additionally provide the net quantities at the beginning of the initial year shown in the reconciliation, e.g. December 31, 2017. Refer to FASB ASC 932- 235-50-4.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page F-27 of the Amended Proxy Statement.

25.

Expand the explanation of the significant changes that occurred due to extension and discoveries for each period represented in the reserves reconciliation to indicate the extent, if true, that these additions include contributions from the conversion of non-proved and/or contingent resources to proved due to operator drilling activity. Refer to FASB ASC 932-235-50-5 and the comparable disclosure presented on page F-69. This comment also applies to the comparable disclosure presented on page F-86.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages F-27-F-28 of the Amended Proxy Statement.

General

26.

Please disclose whether the combined company will be a “controlled company” under NASDAQ’s rules following the merger and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 69 indicating that upon completion of the merger, DPM Members will own approximately 73% of the outstanding shares of common stock.

March 24, 2022

Response: The Company respectfully advises the Staff that it does not expect to be a “Controlled Company” within the meaning of Rule 5615(c)(1) of the Nasdaq Marketplace Rules after the completion of the Merger Transactions, as the Company expects that no individual, group or other company will hold more than 50% of the voting power for the election of the Company’s directors.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7409. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Nick S. Dhesi

Nick S. Dhesi

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Steven R. Tredennick, White & Case LLP

Douglas E. McWilliams, Vinson & Elkins LLP

Jeffrey F. Brotman, Falcon Minerals Corporation